UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

For the month of September, 2014

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                   Garza García, Nuevo León, México 66265
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On September 11, 2014, CEMEX, S.A.B. de C.V. (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) about the resolutions adopted at the General Meeting of Holders of CEMEX’s Non-Redeemable Ordinary Participation Certificates held on September 11, 2014 in the city of San Pedro Garza García, Nuevo León, Mexico

The following is a summarized English translation of the information that was provided to the Mexican Stock Exchange:

GENERAL MEETING OF HOLDERS OF
NON-REDEEMABLE ORDINARY PARTICIPATION CERTIFICATES
“CEMEX.CPO”
SEPTEMBER 11, 2014

Summary of the resolutions adopted in the General Meeting of Holders of Non-Redeemable Ordinary Participation Certificates (the “CPO Holders’ Meeting”) issued by Cemex, S.A.B. de C.V. held at Centro Financiero Banamex, located at Calzada Del Valle number 350 East, First Floor, Colonia Del Valle, in the city of San Pedro Garza García, Nuevo León, Mexico, on September 11 (eleven), 2014 (two thousand fourteen) at 10:00 (ten) hours.

FIRST:
It is noted that the CPO Holders’ Meeting cannot resolve on the amendments proposed to Clause Twelfth of the Trust Agreement number 111033-9, dated September 6, 1999, pursuant to which the ordinary participation certificates, or CPO, “CEMEX.CPO” are issued, (the “Trust”) entered into by and between Banco Nacional de México, Sociedad Anónima, Integrante del Grupo Financiero Banamex, División Fiduciaria (“Banamex”), as Trustee, and Cemex, S.A.B. de C.V. (“CEMEX”) as Trustor, because the quorum and voting requirements were not met.

SECOND:
The amendment of Clause Nineteenth of the Trust was approved as per the terms proposed at the CPO Holders’ Meeting. Subject to obtaining the corresponding authorizations from the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), or CNBV, Clause Nineteenth of the Trust shall be written as set forth below, provided, however, that adjustments or amendments to the resolutions adopted by the CPO Holders’ Meeting could be made if requested by the CNBV. Except as provided herein, no further modifications have been made to the Trust.

“NINETEENTH. MODIFICATIONS.-
This Agreement shall not be amended in any way, without prior approval from the Technical Committee, with the consent of the General Meeting of CPO Holders and with the approval of the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores); provided that if it is intended to amend the Clause regarding the integration and operation of the Technical Committee, holders of at least 75% of the outstanding CPOs must be present at the General Meeting of CPO Holders and resolutions must be approved by the affirmative vote by a majority of the votes validly cast by CPO Holders at the General Meeting of CPO Holders.”

THIRD:
It was approved that Banamex, as Trustee of the Trust, and CEMEX, enter into and evidence in writing the amendment adopted in accordance with the terms of the previous resolution, with the approval of the CNBV.

FOURTH:
ALEJANDRO TARIN VILLAMAR, SOFIA KERS GUERRERO, ELVA NELLY WING TREVIÑO and RENÉ DELGADILLO GALVÁN were appointed so that they appear, jointly or separately, before the Public Notary of their choice to record this CPO Holders’ Meeting minute, formalize and implement, in due time, the adopted resolutions, including presenting them before the CNBV.

FIFTH:	The minute prepared regarding the CPO Holders’ Meeting was approved in each and all of its terms.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	September 11, 2014	By:	/s/ Rafael Garza
Name: Rafael Garza